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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clear Street Derivatives LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Greenwich Street 45th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Wenger	(646) 306-7475	dwenger@clearstreet.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/23/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Wenger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clear Street Derivatives LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Daniel Ellison
Commissioner of Deeds, City of New York
No. 1-10197
Cert. Filed in New York County
Commision Expires May 1, 2026
The UPS Store 82 Nassau St NY ...

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young, LLP   Tel: +1 212 773 3000
One Manhattan West   ey.com
New York, NY 10001

Independent Accountant's Report

Board of Directors of
Clear Street Derivatives LLC

We have reviewed management's assertions, included in the accompanying Clear Street Derivatives LLC's Exemption Report, including Appendix A, (the "Exemption Report") in which Clear Street Derivatives LLC (the "Company") stated (1) that the Company claimed an exemption from 17 C.F.R. §240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f), and (2) the Company met the conditions described within the Assertions column in Appendix A of the Exemption Report throughout the most recent fiscal year ended December 31, 2024, except as described in its exemption report ("management's assertions").

Clear Street Derivatives LLC's management is responsible for its assertions. Our responsibility is to express a conclusion on management's assertions based on our review.

Our review was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the review to obtain limited assurance about whether any material modifications should be made to management's assertions in order for them to be fairly stated. The procedures performed in a review vary in nature and timing from and are substantially less in extent than an examination, the objective of which is to obtain reasonable assurance about whether management's assertions are fairly stated, in all material respects, in order to express an opinion. Accordingly, we do not express such an opinion. Because of the limited nature of the engagement, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an examination been performed. We believe that the review evidence obtained is sufficient and appropriate to provide a reasonable basis for our conclusion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to our review engagement.

The procedures we performed were based on our professional judgment. As a basis for our conclusion, we performed the following procedures:

a. Read the exemption report to determine the exemption provisions under which the securities-based swap dealer asserts its exemption and the identified exceptions to the exemption provisions

b. Performed inquiries and other review procedures

c. Evaluated whether the evidence indicates that there should be modifications to the securities-based swap dealer's assertions based on the results of the procedures performed.

Based on our review, we are not aware of any material modifications that should be made to management of Clear Street Derivatives LLC's assertions in order for them to be fairly stated.

This report is intended solely for the information and use of Clear Street Derivatives LLC, and the SEC, and is not intended to be, and should not be, used by anyone other than the specified parties.

Ernst & Young LLP

March 4, 2025



Clear Street® Derivatives

Clear Street Derivatives LLC
Exemption Report
December 31, 2024

Clear Street Derivatives LLC (the" Company") is a registered security-based swap dealer subject to Rule 18a-7 promulgated by the Securities and Exchange Commission (17 CFR § 240.18a-7, "Reports to be made by certain security-based swap dealers and major security-based swap participants"). This Exemption Report was prepared as required by 17 CFR § 240.18a-7(c)(1) and (4). The Company claimed an exemption from 17 C.F.R. § 240.18a-4 under the provision of 17 C.F.R. § 240.18a-4(f). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company met the conditions described within the Assertions column of Appendix A throughout the most recent fiscal year except as described below.

The Company failed to notify an affiliated uncleared security-based swap counterparty in writing that the counterparty has the right to require segregation of the funds of other property supplied to margin, guarantee, or secure the obligations of the counterparty during the fiscal year ended December 31, 2024.

The Company failed to disclose to the same affiliated uncleared security-based swap counterparty in writing that any margin collateral received and held by the security-based swap dealer will not be subject to a segregation requirement and how a claim of a counterparty for the collateral would be treated in a bankruptcy or other formal liquidation.

The Company did make the required notification and disclosure to the affiliated uncleared security-based swap counterparty in writing on January 25, 2024, and the collateral received from the counterparty was returned on January 31, 2024, upon termination of the open security-based swap.

I, Daniel Wenger, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Signature: Signed by: Daniel Wenger D12DC02ED859428...

Daniel Wenger
Chief Financial Officer
March 4, 2025

Appendix A

Rule Reference	Assertions

17 CFR § 240.18a-4(f)(1)	1. The security-based swap dealer does not:
	  (i) Effect transactions in cleared security-based swaps for or on behalf of another person;
	  (ii) Have any open transactions in cleared security-based swaps executed for or on behalf of another person; and
	  (iii) Hold or control any money, securities, or other property to margin, guarantee, or secure a cleared security-based swap transaction executed for or on behalf of another person (including money, securities, or other property accruing to another person as a result of a cleared security-based swap transaction);

17 CFR § 240.18a-4(f)(2)	2. The security-based swap dealer provided written notice to a duly authorized individual prior to the execution of the first non-cleared security-based swap transaction with each counterparty; and

17 CFR § 240.18a-4(f)(3)	3. The security-based swap dealer disclosed in writing to each counterparty before engaging in the first non-cleared security-based swap transaction with that counterparty that:
	  (i) Any margin collateral received and held by the security-based swap dealer will not be subject to a segregation requirement and
	  (ii) How a claim of a counterparty for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.

